September 11, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0001

Attention: Donald E. Field

Re: Navios Maritime Containers L.P.

Registration Statement on Form F-l, as amended (File No. 333-225677)

Dear Mr. Field:

As representatives of the several underwriters of the proposed initial public offering of common units representing limited partner interests in Navios Maritime Containers L.P. (the “Partnership”), which in connection with the offering will have converted from Navios Maritime Containers Inc., and including the common units to be sold by the Partnership pursuant to the underwriters’ option to purchase additional common units, we hereby join the Partnership’s request for acceleration of effectiveness of the above-referenced registration statement to 4:00 p.m. (Eastern time) on September 13, 2018, or as soon thereafter as is practicable, unless the Partnership notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that, during the period from September 5, 2018 to the date of this letter, we have effected the following distribution of the preliminary prospectus, dated September 5, 2018, relating to the initial public offering of the Partnership.

1,939 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC,

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED,

CITIGROUP GLOBAL MARKETS INC.,

As representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By: /s/    Jin Izawa

Name: Jin Izawa

Title: Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

By: /s/    Sumit Mukherjee

Name: Sumit Mukherjee

Title: Managing Director, Equity Capital Markets

CITIGROUP GLOBAL MARKETS INC.

By: /s/    Waleed Matin

Name: Waleed Matin

Title: Director